UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 20, 2017

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

Information Contained in this Form 6-K Report

Attached hereto as (i) Exhibit I is a press release dated October 20, 2017 of Global Ship Lease, Inc. (the “Company”) announcing certain results for the third quarter ended September 30, 2017 and (ii) Exhibit II is a press release dated October 20, 2017 of the Company announcing that it intends to offer an aggregate principal amount of up to $360.0 million first priority secured notes due 2022 in a private placement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: October 20, 2017	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

Exhibit I

Investor and Media Contact:

The IGB Group

Bryan Degnan

646-673-9701

or

Leon Berman

212-477-8438

Global Ship Lease Announces Results for the Third Quarter

Ended September 30, 2017

LONDON, October 20, 2017 (GLOBE NEWSWIRE) — Global Ship Lease, Inc. (NYSE:GSL) (the “Company” or “Global Ship Lease”) announced today certain unaudited results for the three and nine months ended September 30, 2017.

The Company’s fleet generated operating revenues from fixed-rate time charters of $41.2 million in the three months ended September 30, 2017, the same as in the comparative period in 2016. There has been a modest reduction in revenue from amendments to the charters on Marie Delmas and Kumasi agreed in August 2016, offset by lower offhire. Operating revenue was $121.1 million for the nine months ended September 30, 2017, down $4.0 million on operating revenues of $125.1 million for the comparative period in 2016. The decrease in revenue is mainly as a consequence of the amended rates in the charters of Marie Delmas and Kumasi. There was no offhire in the three months ended September 30, 2017, giving utilization of 100.0%. There were 38 days of planned offhire from regulatory dry-dockings only in the comparative period in 2016, giving an overall utilization of 97.7%. Utilization for the nine months ended September 30, 2017 was 98.1% compared to 98.2% in the comparative period in 2016.

As a result of a reduction in vessel operating expenses and stable general and administrative costs, Adjusted EBITDA was $29.3 million for the three months ended September 30, 2017, up from $28.1 million in the comparative period in 2016. Adjusted EBITDA for the nine months ended September 30, 2017 was $85.4 million, down slightly from $86.2 million for the comparative period in 2016. This press release does not include a reconciliation of Adjusted EBITDA from the most directly comparable U.S. GAAP measure, net income, for such periods because such reconciliation is not yet available.

Net income available to common shareholders in the three months ended September 30, 2017 was $8.9 million, compared to a net loss of $23.7 million in the comparative period in 2016, after a non cash impairment charge of $29.4 million related to the Marie Delmas and Kumasi triggered by the amendments to the charters effective August 1, 2016. Net income for the nine months ended September 30, 2017 was $22.5 million compared to a net loss of $13.1 million in the comparative period in 2016 after the $29.4 million non-cash impairment charge.

As at September 30, 2017, the Company had cash and cash equivalents of $65.6 million, compared to $54.2 million as at December 31, 2016. Gross debt at September 30, 2017 was $401.1 million compared to $429.4 million at December 31, 2016.

The Company’s financial statements for the three and nine months ended September 30, 2017 are not yet available.

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under mainly long-term, fixed-rate charters to top tier container liner companies.

Global Ship Lease owns 18 vessels with a total capacity of 82,312 TEU and an average age, weighted by TEU capacity, at August 31, 2017 of 12.7 years. All 18 vessels are currently fixed on time charters, 15 of which are with CMA CGM. The average remaining term of the charters at August 31, 2017 is 3.1 years or 3.4 years on a TEU weighted basis, taking into account the two charter extensions announced on September 11, 2017 and the new charter for the OOCL Tianjin, announced on October 19, 2017.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. New risks can emerge from time to time, and it is not possible for the Company to predict all such risks, nor can the Company assess the impact of all such risks on its business or the extent to which any risks, or combination of risks and other factors, may cause actual results to differ materially from those contained in any forward-looking statements. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.

Exhibit II

Investor and Media Contact:

The IGB Group

Bryan Degnan

646-673-9701

or

Leon Berman

212-477-8438

Global Ship Lease Launches Secured Notes Offering

LONDON, October 20, 2017 (GLOBE NEWSWIRE) — Global Ship Lease, Inc. (NYSE:GSL) (the “Company” or “Global Ship Lease”) announced today that it has launched an offering (the “Offering”) of first priority secured notes due 2022 in an aggregate principal amount of $360 million.

The Company intends to use the proceeds from the Offering, together with borrowings under a new super senior secured term loan facility, to refinance the Company’s existing first priority secured notes due 2019 and repay all outstanding borrowings under, and terminate, each of the Company’s existing revolving credit facility and existing secured term loan.

This announcement has been prepared solely for informational purposes. It is not an offer for sale or a recommendation or solicitation to buy or sell any securities, nor shall there be any offer, solicitation, or sale of any securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful, nor is it an official confirmation of terms. Any notes offered will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

THIS ANNOUNCEMENT IS NOT FOR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT.

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under mainly long-term, fixed-rate charters to top tier container liner companies.

Global Ship Lease owns 18 vessels with a total capacity of 82,312 TEU and an average age, weighted by TEU capacity, at August 31, 2017 of 12.7 years. All 18 vessels are currently fixed on time charters, 15 of which are with CMA CGM. The average remaining term of the charters at August 31, 2017 is 3.1 years or 3.4 years on a TEU weighted basis, taking into account the two charter extensions announced on September 11, 2017 and the new charter for the OOCL Tianjin announced on October 19, 2017.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. New risks can emerge from time to time, and it is not possible for the Company to predict all such risks, nor can the Company assess the impact of all such risks on its business or the extent to which any risks, or combination of risks and other factors, may cause actual results to differ materially from those contained in any forward-looking statements. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.